UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
OWB Holdings Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> June 21, 2022

Physical address of issuer
1402 Grant Ave, San Francisco, CA 94133

Website of issuer
www.otherwisebrewing.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$209,274.74	$65,545.31
Cash & Cash Equivalents	$125,218.18	$64,470.87
Accounts Receivable	$18,412.44	$0.00
Short-term Debt	$4,665.42	$19,061.31
Long-term Debt	$387,787.21	$149,909.38
Revenues/Sales	$249,651.72	$202,155.58
Cost of Goods Sold	$143,758.49	$124,510.24
Taxes Paid	$0.00	$0.00
Net Income	-$79,752.51	-$68,673.69

April 5, 2024

FORM C-AR

OWB Holdings Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by OWB Holdings Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.otherwisebrewing.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 5, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

     Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

OWB Holdings Inc. (the "Company") is a Delaware Corporation, formed on June 21, 2022. The Company is currently also conducting business under the name of Otherwise Brewing.

The Company is located at 1402 Grant Ave, San Francisco, CA 94133.

The Company's website is www.otherwisebrewing.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Otherwise Brewing makes gluten-free beers that taste just like the real thing, utilizing proprietary IP to bring the full range of craft beer styles to all drinkers—regardless of dietary restrictions. We sell our beer through both wholesale and D2C channels, with the goal of combining great flavor with the health benefits of the gluten-free lifestyle to become the "to-go" choice for beer drinkers everywhere.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business

profitably. In fact, we may never complete our development, or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement our business plan. Additionally, the Board has a right to discretionary use of proceeds from this offering. We may not be successful in implementing our business plan, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment. The Board may also exercise its discretion poorly in how the proceeds from this offering are used, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The proceeds raised in this offering may not be sufficient to enable the Company to develop its business.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

The speculative nature of our business projections could result in unpredictable results and a loss of your investment.
The brewery industry is extremely competitive, and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance, distributor performance, and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products and may not have sufficient capital to meet our goals. We may also incur uninsured losses for liabilities which may arise in the ordinary course of business in our industry, or which are unforeseen, including but not limited to theft, product liability, and employment liability.

We may require more capital than we currently anticipate and if we are unable to secure such additional capital, the Company may fail, and you may lose your entire investment.
Our anticipated capital needs and the revenue we anticipate generating may not be sufficient in achieving our desired growth goals. We may not be able to generate as much revenue as is currently anticipated and our development costs may increase such that we may require more capital than we currently anticipate. If this were to occur, we may be forced to secure additional sources of capital. If we cannot secure the additional capital we may require, the Company may fail, which will result in the loss of your investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Aaron Gervais and Kay Lyn Harris (also known as Stellar Cassidy) who are the CEO and Head of Sales of the Company, respectively. The Company has entered into an employment agreement with Aaron Gervais and Kay Lyn Harris, although there can be no assurance that they will continue to be employed by the Company for a

particular period of time. The loss of Aaron Gervais and/or Kay Lyn Harris could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on Aaron Gervais and Kay Lyn Harris, we do not have any key man life insurance policies on Aaron Gervais or Kay Lyn Harris.

We are dependent on Aaron Gervais and Kay Lyn Harris in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Aaron Gervais and/or Kay Lyn Harris dies or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect our Company and our operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize a brewery business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The consolidation of retail customers could adversely affect us.
Retail customers, such as liquor stores, supermarkets, warehouse clubs, bars, resorts, and hotels in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the

scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The Company's business operations may be materially adversely affected by a pandemic such as the coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus surfaced and spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected economies and financial markets worldwide. The extent to which COVID-19 may impact the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including the transmissibility and severity of potential new COVID-19 variants and the actions taken to treat or contain the spread COVID-19 within a specific area or location. If the disruptions posed by potential new COVID-19 variants were to continue for an extended period of time, the Company's operations may be materially adversely affected.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any young company encounters.

Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We rely on other companies to provide raw materials or services for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide raw materials or services which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or service.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. Our products require agricultural inputs such as grains and hops to manufacture, and agricultural producers worldwide face significant uncertainly from climate change, which in turn may affect our costs for raw materials and/or the financial stability of our suppliers.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, requirements for employees who receive tips, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in the brewing of our beers, including grains, hops, and other ingredients, from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the grain crops each year, and significant failure of a crop would adversely affect our costs.

The process of brewing beer utilizes a large amount of water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our hops from the United States west coast. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source hops in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are subject to governmental regulations affecting our breweries, distilleries and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our breweries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms and kitchens are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We may experience a shortage of kegs necessary to distribute draft beer.

We distribute our draft beer in kegs that are owned by us and kegs we lease from third parties. If shipments of draft beer increase, we may experience a shortage of available kegs to fill sales orders. If we cannot meet our keg requirements through either lease or purchase, we may be required to delay some draft shipments. Such delays could have an adverse impact on sales and relationships with wholesalers.

The craft beer business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Sales of craft beer products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.

We rely on third parties, called co-packers in our industry, to produce our products. We currently have 2 co-packing agreements for our products. Our co-packing agreement with our principal co-packer was signed on March 18, 2021, and does not expire. Our dependence on co-packers puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among beer or gluten-free food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding gluten-free beer or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as WholeFoods, require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Therefore, we depend on our software programs to adapt and comply with changes in regulations, reporting requirements, licensing and permits. Sudden changes in the statutory and regulatory framework could have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

The brewing industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of alcoholic fermented beverages. In addition, the current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. To conduct brewing operations, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the local county Health Department, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Typically, these permits, licenses, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business, as we could be subject to legal risk, including government enforcement action and class action civil litigation.

The sale of alcoholic beverages at our tasting room subjects us to additional regulations and potential liability.

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

In California, we are subject to "dram shop" statutes.

Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation has resulted in significant judgments, including punitive damages. In our tasting room, we monitor customers intake of beer, restrict service if necessary and ask customers to leave. We carry insurance to mitigate any recovery of damages from an intoxicated person.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

We are subject to state and federal regulations regarding the use of " gluten-free" in our labeling.

In 2013, the FDA issued a rule defining "gluten-free" within the context of food labeling, and in 2020, the FDA issued a rule on the gluten free labeling of fermented or hydrolyzed foods, including FDA-regulated beers and wines. The FDA does not require that we test for the presence of gluten, but we are responsible for ensuring that any of our products labeled as gluten free meet FDA requirements, including that any unavoidable gluten present in a food labeled gluten-free is less than 20 parts per million ("20 ppm"). If the FDA determines a product labeled "gluten-free" does not meet its requirements, it will consider that product to be misbranded under the Federal Food, Drug, and Cosmetic Act. The FDA could take subsequent regulatory action, which would adversely affect our business, results of operations and financial condition. In 2020, the U.S. Department of the Treasury Alcohol and Tobacco Tax and Trade Bureau ("TTB") ruled gluten content statements in the labeling and advertising of wine, distilled spirits, and malt beverages should be truthful, accurate, and non-misleading. The TTB authorizes the use of "gluten-free" in labels and advertisements if the product is entitled to make the gluten-free claim as set forth by the FDA. In 2014, the California Department of Public Health established regulations to govern the use of "gluten-free" labeling. Food bearing a gluten-free label cannot gluten-containing grains (what, barley, rye, or a crossbreed thereof) as ingredients or must be processed to remove gluten such that the presence of gluten is less than 20 parts per million. We must adhere to strict product management and manufacturing practices at our facility, including those of our co-packer, including the separation of our ingredients from gluten. While we do not brew beer that contains gluten, we do lease our primary facility from another brewery, Hunters Point, and have standards in place to separate their operations and ingredient handling from ours.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as grains, hops, and yeast. In addition, we purchase and use significant quantities of aluminum cans and cardboard packing materials to package our products. In recent periods, the prices of most agricultural products have been priced above their respective averages and we have realized some negative effects from these high prices in the form of increased cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The grains, hops, and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

We are heavily dependent on our distributors.

We sell our products to independent distributors for distribution to off-premises retail locations such as grocery and specialty stores. Although we currently have a network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all. Our distributors often represent competing brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premises retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

One of the challenges of the craft spirit industry is to spot changes in consumer buying, anticipate new product interest and respond accordingly. As our products continually change, our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product safety and quality concerns, including concerns related to perceived quality ofingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to address product safety concerns and quality control. These are important to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate over concerns about perceived negative safety and quality consequences of certain ingredients in and the safety of our products. This may erode consumers' confidence in the safety and quality of our products, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company and its products and may reduce demand for the Company's products.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as [list industries] where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including possibility of fire, natural disasters or severe weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, or government regulation. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our online and offline business and results of operations. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

There are general economic risks associated with the brewery industry and, more broadly, the restaurant and services industry.

Our industry is very cyclical. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, and freight and fuel costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Increased food commodity and energy costs could decrease our operating profit margins.

Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things grains, citrus, herbs and spices. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased beer prices or that increased prices will be accepted by our customers.

Our inability to successfully and sufficiently raise beer prices could result in a decline in profitability.

We utilize beer price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of beer price increases are not accepted by consumers, or are insufficient to counter increased costs, our financial results could be harmed.

The sale of alcoholic beverages at our brewery subjects us to additional regulations and potential liability.

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems for processing confidential information are run by Stripe and they may or may not indemnify us against the illegal dissemination of confidential information. Our systems are upgraded regularly as Stripe changes their systems.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ food safety concerns, including food tampering or contamination;

▪ food-borne illness incidents;

▪ the safety of the food commodities we use, particularly beef;

▪ guest injury;

▪ security breaches of confidential guest or employee information;

▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business. We are subject to the ADA, which, among other things, requires our tasting room to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.

Under the Americans with Disabilities Act, we could be required to modify our tasting room to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.

Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Because our tasting room and brewery are in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.

Our financial performance dependent on our tasting room located in San Francisco. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Risks Related to the Securities.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.

If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date.

Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment. The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote.

By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors. Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 93.75% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware state law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT.

ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Otherwise Brewing makes gluten-free beers that taste just like the real thing, utilizing proprietary IP to bring the full range of craft beer styles to all drinkers—regardless of dietary restrictions. We sell our beer through both wholesale and D2C channels, with the goal of combining great flavor with the health benefits of the gluten-free lifestyle to become the "to-go" choice for beer drinkers everywhere.

Business Plan

Otherwise Brewing currently brews its gluten-free beer through an agreement with Brew4U LLC in San Carlos, CA. Through the agreement, the company leverages Brew4U's equipment and facilities to produce its beer and is solely responsible for its own production, brewery recordkeeping and reporting, and other activities. For product distribution, Otherwise Brewing has wholesale distribution partnerships with Benecia Cold Storage and Hillebrand as well as retail distribution agreements with UPS and GLS. Otherwise Brewing primarily generates revenue from selling beer to wholesale distributors and retail locations. However, the company also sells its beer at its tasting room in San Francisco and online through its website. For ecommerce orders, the company uses a 3rd-party provider to ship beer nationally to all states that allow D2C beer sales. Otherwise Brewing also generates a small portion of revenue by participating in public beer events, such as Oktoberfest. Otherwise Brewing's pricing model by channel includes: Wholesale Case (24 x 16 oz) Sixtel (5.16 gal) Half BBL (15.5 gal) Calrose Crisp $69 + CRV $88 $204 Hella Nibs $95 + CRV $135 N/A IFLS $90 + CRV $120 $285 Guava Fresca $90 + CRV $105 $245 Western Addition $75 + CRV $95 $225 *California Redemption Value ("CRV") is a $0.05 fee (per can) consumers pay when purchasing a canned beverage from a retailer in California These prices may vary by location and are subject to change without notice. Product Roadmap Otherwise Brewing regularly develops new flavors, releasing them periodically on a rotating basis to pique consumer interest. The company also continues to invest time and resources into basic research on gluten-free brewing processes and materials, with two main goals: (1) expanding its repertoire of proprietary brewing techniques and (2) increasing the resiliency of its supply chain through raw material diversification. The company also recently acquired a taproom facility, located on a busy nightlife corridor in San Francisco, CA. Formerly a craft beer bar and kitchen, Otherwise believes this facility will allow it to release small-batch versions of new recipes on a weekly basis, testing them out on real customers before scaling them up for distribution.

History of the Business

The company was founded as a California LLC in 2019 under the name Otherwise Brewing. In 2022, a Delaware C-Corp, OWB Holdings, Inc., was founded to serve as a holding company. Ownership interests of Otherwise Brewing LLC were converted into shares of OWB Holdings, Inc., which wholly owns Otherwise Brewing LLC. Alcohol licenses are non-transferable and remain with the LLC, which operates in San Francisco California.

The Company's Products and/or Services

Product / Service	Description	Current Market
Gluten-free Beer	Craft beer, with no limitations on style, brewed with gluten-free ingredients so that it can be enjoyed by anyone.	Craft beer drinkers, health conscious drinkers, and gluten-free drinkers

We are constantly researching and developing new flavors and varieties, and we intend to use our new taproom to ramp up product development, allowing us to test new recipes on a smaller scale of taproom customers before scaling them up for broader distribution. The following five beers are currently being produced: • Calrose Crisp: A light and refreshing pale lager brewed with malted Calrose sushi rice and German Hallertau hops. • Hella Nibs: A full-bodied dessert stout infused with chocolate and vanilla for maximum richness. • 30,000 Feet: A juicy IPA brewed with Strata and El Dorado hops. • Guava Fresca: A moderately tart kettle sour brewed with guava. • Western Addition: A classic West Coast pale ale that emphasizes hop bitterness and a pomelo-like citrus aroma.

We distribute wholesale throughout the Bay Area and across the US via D2C shipping. For wholesale orders, we rely on last-mile delivery services to fulfill orders. For D2C, we use the AccelPay ecommerce platform. 50% percent of our business is wholesale, 40% from the taproom, and 10% from ecommerce.

Competition

The Company's primary competitors are Buck Wild Brewing, Divine Science Brewing, Ghostfish Brewing Company, and Holidaily Brewing Company.

We compete most directly with other gluten-free beer brands, but indirectly also with other "better for you" beverage categories, including hard seltzer, hard kombucha, and non-alcoholic beer. We believe our competitive edge is our proprietary IP in the form of trade secrets, which allows us to create a "flavor first" product.

Customer Base

Our wholesale accounts include over 350 on-premise (bars, restaurants) and off-premise (liquor stores, groceries) resellers. Our e-commerce consumers are individuals who can't access our products in their local market or who want to ensure access to a specific flavor or style of beer, with an 80/20 split in terms of new vs. repeat purchasers.

Intellectual Property

The Company is dependent on the following intellectual property:

Our proprietary brewing process is kept as a trade secret, and it relies on both unique procedures and materials. We ask that production partners and staff with access to our brewing process sign an NDA. We may pursue patent protection at a later date if it makes sense strategically for the business.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Brewery	CA Tax and Trade Bureau*	Brewer's Notice		July 19, 2020
Brewery	CA Alcoholic Beverage Commission	Type 23		December 20, 2023

We are subject to federal and state alcohol regulations. The craft beer boom of the early 2000s helped streamline many of the bureaucratic steps involved in starting and running a brewery, and the information resources necessary to comply with state and federal regulations are readily available. In order to continue to brew and sell beer, we must renew our Alcoholic Beverage Commission ("ABC") Type 23 license annually. We also must renew our ABC Type 84 license to sell beer at the Sunday Marin Farmers Market within the San Francisco Bay Area, California. Should operations at the anticipation taproom expand beyond those currently conducted by the company, additional licensing may be necessary. We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. Use of the term "gluten-free" in our labeling is regulated at federal and state levels. The California Department of Public Health and U.S Department of the Treasury Alcohol and Tobacco Tax and Trade Bureau (TTB) have set their own set of standards on gluten-free labeling. Please see the Risk section for more detailed information. We must adhere to strict product management and manufacturing practices at our facility, including those of our co-packer's, such as the separation of our ingredients from gluten. While we do not brew beer that contains gluten, we do lease our primary facility from another brewery, Hunters Point, and have standards in place to separate their operations and ingredient handling from ours.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1402 Grant Ave, San Francisco, CA 94133

The Company has the following additional addresses:

The Company conducts business in California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Otherwise Brewing LLC	Limited Liability Company	California	September 13, 2019	100.0%

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors

The directors or managers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Aaron Gervais

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chair of Board, President, Secretary, Treasurer, and CEO at OWB Holdings Inc., June 2022 – Present; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chair of Board, President, Secretary, Treasurer, and CEO at OWB Holdings Inc., June 2022 – Present; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation Head of Marketing at ReputationDefender (GenDigital fka NortonLifeLock), September 2021 – Present; Part-time manager leading marketing efforts, including website development, advertising, and creative development, and managing one team member. Head of Strategic Communications at ReputationDefender (Stagwell Group), May 2018 – September 2021; Responsible for all aspects of the company's inbound marketing efforts, including website development/management and overseeing employees and contractors.

Name

Kay Lyn Harris

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director at OWB Holdings, Inc, June 2022 – Present; General board oversight duties, including recommending avenues of sales growth Head of Sales at Otherwise Brewing LLC, January 2021 – Present; Overseeing account management, marketing, social media, and philanthropy/events Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Contributing to company-wide operations and growth efforts

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director at OWB Holdings, Inc, June 2022 – Present; General board oversight duties, including recommending avenues of sales growth Head of Sales at Otherwise Brewing LLC, January 2021 – Present; Overseeing account management, marketing, social media, and philanthropy/events Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Contributing to company-wide operations and growth efforts Manager at The Church Key, April 2012 – Dec. 2023; Responsible for scheduling bartender shifts, tracking/ordering inventory, booking/managing events, developing promotional strategies for the business.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller, or principal accounting officer, and any person(s) routinely performing similar functions.

Name

Aaron Gervais

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chair of Board, President, Secretary, Treasurer, and CEO at OWB Holdings Inc., June 2022 – Present; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chair of Board, President, Secretary, Treasurer, and CEO at OWB Holdings Inc., June 2022 – Present; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation Head of Marketing at ReputationDefender (GenDigital fka NortonLifeLock), September 2021 – Present; Part-time manager leading marketing efforts, including website development, advertising, and creative development, and managing one team member. Head of Strategic Communications at ReputationDefender (Stagwell Group), May 2018 – September 2021; Responsible for all aspects of the company's inbound marketing efforts, including website development/management and overseeing employees and contractors.

Name

Kay Lyn Harris

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director at OWB Holdings, Inc, June 2022 – Present; General board oversight duties, including recommending avenues of sales growth Head of Sales at Otherwise Brewing LLC, January 2021 – Present; Overseeing account management, marketing, social media, and philanthropy/events Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Contributing to company-wide operations and growth efforts

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director at OWB Holdings, Inc, June 2022 – Present; General board oversight duties, including recommending avenues of sales growth Head of Sales at Otherwise Brewing LLC, January 2021 – Present; Overseeing account management, marketing, social media, and philanthropy/events Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Contributing to company-wide operations and growth efforts Manager at The Church Key, April 2012 – Dec. 2023; Responsible for scheduling bartender shifts, tracking/ordering inventory, booking/managing events, developing promotional strategies for the business.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in California, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Kay Lyn Harris	Employment Agreement	January 1, 2024	
Aaron Gervais	Employment Agreement	January 1, 2024	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	800,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more shares of Common Stock.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	150,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues preferred stock in conjunction with the conversion of the SAFE. In the event of a bona fide equity financing, the SAFE will convert into the greater of (1) the number of shares of preferred stock equal to the purchase amount of the SAFE divided by the lowest price per share of the preferred stock issued in the financing; or (2) the number of shares of preferred stock equal to

	the purchase amount of the SAFE divided by a price per share equal to $2.5 million divided by the Company's fully diluted capitalization prior to the equity financing.

Type of security	Crowd Notes
Amount outstanding	207
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Cost of Goods Agreement to Retain Equity/Warrant
Amount outstanding	10,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Warrant allows holder to convert to common stock at the time of their choosing at the most current share price, without discount.

The Company has the following debt outstanding:

Type of debt	Credit Card
Name of creditor	Chase
Amount outstanding	$6,892.00
Interest rate and payment schedule	19.74% APR, monthly Interest accrues monthly on the principal balance, which provides the debtor a monthlong grace period on all transactions. Minimum payments, due on the 1st of each month, are equal to approximately 2% of the outstanding principal balance.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	
Other material terms	Debtor pays an annual membership fee of $95 to use this card.

Type of debt	Personal Loan
Name of creditor	Aaron Gervais
Amount outstanding	$94,710.00
Interest rate and payment schedule	3% APR Interest accrues and is paid monthly. The company is not required to pay back the principal until the maturity date.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	August 1, 2031
Other material terms	There are no pre-payment penalties.

Type of debt	Loan
Name of creditor	Prosper
Amount outstanding	$25,410.52
Interest rate and payment schedule	15.08% per annum paid monthly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	January 29, 2029
Other material terms	There are no pre-payment penalties.

Type of debt	Personal Loan
Name of creditor	Courtney Lawhn-Heath
Amount outstanding	$9,852.95
Interest rate and payment schedule	5% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 1, 2028
Other material terms	There are no pre-payment penalties.

Type of debt	Personal Loan
Name of creditor	Brian Pederson
Amount outstanding	$9,852.95
Interest rate and payment schedule	5% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 1, 2028
Other material terms	There are no pre-payment penalties.

Type of debt	Personal Loan
Name of creditor	Courtney Lawhn-Heath
Amount outstanding	$9,852.95
Interest rate and payment schedule	5% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 1, 2028
Other material terms	There are no pre-payment penalties.

Type of debt	Personal Loan
Name of creditor	Jason King
Amount outstanding	$116,637.93
Interest rate and payment schedule	7% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	January 1, 2029
Other material terms	There are no pre-payment penalties.

The total amount of outstanding debt of the company is $273,209.30.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$150,000.00	Expanded sales and marketing operation	October 24, 2022	Rule 506(b)
Crowd Notes	207	$121,556.00	Intermediary Fees; Marketing; Sales and Taproom Staff; Taproom Acquisition; Taproom Build-out	July 17, 2023	Regulation CF
Cost of Goods Agreement to Retain Equity/Warrant	1	$10,000.00	Expanded sales and marketing operation	Feb 12, 2024	Section 4(a)(2)

Ownership

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned
Aaron Gervais	55.1%
Kay Lyn Harris	38.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto. Financial statements are attached hereto as Exhibit A.

Operations

We generated revenues of approximately $249,000 in 2023, compared with $214,000 in 2022, and $109,000 in 2021, which was our first year in the market. We generate revenue from both wholesale and D2C sales of our beers. Year over year, we improved our gross margins from approximately 25% to 34% and saw only a 12% increase in OpEx despite doubling sales.

Liquidity and Capital Resources

On October 24, 2022 the Company conducted an offering pursuant to Rule 506(b) and raised $150,000.00.

On July 17, 2023 the Company conducted an offering pursuant to Regulation CF and raised $121,556.00.

On Feb 12, 2024, the Company conducted an offering pursuant to Section 4(a)(2) and raised $10,000.00.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Transaction Type	Personal Loan
Related Person/Entity	Aaron Gervais
Relationship to the Company	CEO and Chair of Board
Total amount of money involved	$200,000.00
Benefits or compensation received by related person	Interest payments on the loan, calculated at an annual rate of 3%.
Benefits or compensation received by Company	Operating Capital
Description of the transaction	Co-founder Aaron Gervais loaned money to the company for general working capital purposes on August 1, 2021. The principal of the loan, and unpaid and accrued interest is due on August 1, 2031. There are no prepayment penalties. The Company has already repaid half the total loan principal as of December 31, 2022.

Intellectual Property

Related Person/Entity	Both co-founders
Relationship to the Company	Co-founder
Total amount of money involved	$0.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Use of IP
Description of the transaction	Co-founders assigned related IP to the company

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Aaron Gervais
(Signature)

Aaron Gervais
(Name)

Chair of Board, President, Secretary, Treasurer, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Aaron Gervais
(Signature)

Aaron Gervais
(Name)

Chair of Board, President, Secretary, Treasurer, CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Aaron Gervais, being the founder of OWB Holdings Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023 and the related statements of income (deficit), stockholder's equity, and cash flows for the year ended December 31, 2023, and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2023, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Aaron Gervais
(Signature)

Aaron Gervais
(Name)

Chair of Board, President, Secretary, Treasurer, CEO
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Otherwise Brewing LLC

Balance Sheet

As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
ASSETS		
Current Assets		
Bank Accounts		
Escrow Deposit		11,600.00
First Republic Checking	14,470.87	17,575.26
Mercury Checking	50,000.00	96,042.92
Square Bank Account	0.00	0.00
Stripe Bank Account	0.00	0.00
Total Bank Accounts	**$64,470.87**	**$125,218.18**
Accounts Receivable		
Accounts Receivable (A/R)	0.00	18,412.44
Total Accounts Receivable	**$0.00**	**$18,412.44**
Other Current Assets		
100 Inventory		
101 Inventory Beer - Kegged		11,641.93
102 Inventory Beer - Packaged		41,982.37
104 Inventory Ingredients		4,464.55
107 Inventory Packaging		2,235.27
108 Taproom - 3rd-Party Alcohol	0.00	0.00
Total 100 Inventory	**0.00**	**60,324.12**
190 Uncategorized Asset	0.00	0.00
191 Undeposited Funds	1,074.44	0.00
Total Other Current Assets	**$1,074.44**	**$60,324.12**
Total Current Assets	**$65,545.31**	**$203,954.74**
Fixed Assets		
Beer Kegs		5,320.00
Total Fixed Assets	**$0.00**	**$5,320.00**
TOTAL ASSETS	**$65,545.31**	**$209,274.74**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	4,403.29	-163.32
Total Accounts Payable	**$4,403.29**	**$ -163.32**
Credit Cards		
Chase Business Visa	13,941.06	3,165.45

Otherwise Brewing LLC

Balance Sheet

As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
Total Credit Cards	**$13,941.06**	**$3,165.45**
Other Current Liabilities		
200 Direct Deposit Payable	0.00	0.00
203 Out Of Scope Agency Payable		0.00
204 Payroll Liabilities		
205 CA PIT / SDI	66.67	223.08
206 CA SUI / ETT	105.00	0.00
207 Federal Taxes (941/944)	467.29	1,059.52
208 Federal Unemployment (940)	78.00	84.00
Total 204 Payroll Liabilities	**716.96**	**1,366.60**
210 Sales & Use Tax Liabilities	0.00	6.29
212 CRV Liabilities		290.40
Refundable Keg Deposit		0.00
Total Other Current Liabilities	**$716.96**	**$1,663.29**
Total Current Liabilities	**$19,061.31**	**$4,665.42**
Long-Term Liabilities		
297 Personal Loan	100,000.00	96,231.21
298 Investment Notes	50,000.00	271,556.00
299 Auto Loan	-90.62	0.00
Promissory Note		20,000.00
Total Long-Term Liabilities	**$149,909.38**	**$387,787.21**
Total Liabilities	**$168,970.69**	**$392,452.63**
Equity		
300 Opening Balance Equity	0.00	0.00
301 Owner's Investment	105,503.00	105,503.00
302 Retained Earnings	-140,254.69	-208,928.38
Net Income	-68,673.69	-79,752.51
Total Equity	**$ -103,425.38**	**$ -183,177.89**
TOTAL LIABILITIES AND EQUITY	**$65,545.31**	**$209,274.74**

Otherwise Brewing LLC

Profit and Loss
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Income			
400 Sales of Product Income			$0.00
401 eCommerce Sales			$0.00
402 eCommerce Sales Beer - Packaged		22,634.54	$22,634.54
404 eCommerce Sales Shipping Income		282.05	$282.05
Total 401 eCommerce Sales		**22,916.59**	**$22,916.59**
405 Taproom Sales	1,096.80		$1,096.80
412 Wholesale Sales	183,795.47	62,376.68	$246,172.15
413 Wholesale Beer - Kegged		19,774.25	$19,774.25
414 Wholesale Beer - Packaged		144,359.00	$144,359.00
416 Wholesale Staffing fee		225.00	$225.00
Total 412 Wholesale Sales	**183,795.47**	**226,734.93**	**$410,530.40**
Total 400 Sales of Product Income	**184,892.27**	**249,651.52**	**$434,543.79**
498 Unapplied Cash Payment Income		0.20	$0.20
499 Uncategorized Income	17,263.31	0.00	$17,263.31
Total Income	**$202,155.58**	**$249,651.72**	**$451,807.30**
Cost of Goods Sold			
5100 eCommerce COGS			$0.00
5103 eCommerce Shipping		660.67	$660.67
Total 5100 eCommerce COGS		**660.67**	**$660.67**
5200 Taproom COGS			$0.00
526 Taproom Supplies		30.98	$30.98
Total 5200 Taproom COGS		**30.98**	**$30.98**
5300 Wholesale COGS	102,591.04	85,956.96	$188,548.00
5301 Wholesale COGS Beer - Kegged		1,656.35	$1,656.35
5302 Wholesale COGS Beer - Packaged		21,214.79	$21,214.79
5303 Wholesale COGS Product Samples		-16.80	$ -16.80
5305 Wholesale Shipping	21,919.20	34,255.54	$56,174.74
Total 5300 Wholesale COGS	**124,510.24**	**143,066.84**	**$267,577.08**
Total Cost of Goods Sold	**$124,510.24**	**$143,758.49**	**$268,268.73**
GROSS PROFIT	**$77,645.34**	**$105,893.23**	**$183,538.57**
Expenses			
500 Advertising & Marketing	4,951.55	17,524.45	$22,476.00
50001 Online Advertising		22,692.13	$22,692.13
50002 Print Materials		2,089.61	$2,089.61
50003 Website		386.87	$386.87
Total 500 Advertising & Marketing	**4,951.55**	**42,693.06**	**$47,644.61**
502 Bad Debts		167.37	$167.37

Otherwise Brewing LLC

Profit and Loss
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
503 Bank Charges & Fees	229.73		$229.73
504 Bank Fees		260.00	$260.00
505 Payment Processing Fees	875.60	1,787.14	$2,662.74
Melio Service Fees		1.50	$1.50
Total 503 Bank Charges & Fees	**1,105.33**	**2,048.64**	**$3,153.97**
506 Car & Truck	5,920.98	4,341.93	$10,262.91
508 Contractors	31,366.13	-94.00	$31,272.13
510 Dues & Subscriptions		150.00	$150.00
511 Insurance	8,570.42	5,168.92	$13,739.34
515 Interest Paid	3,216.50	5,004.62	$8,221.12
518 Legal & Professional Services	12,692.28	10,669.06	$23,361.34
519 Accountant Services		9,707.00	$9,707.00
521 Miscellaneous		199.00	$199.00
Total 518 Legal & Professional Services	**12,692.28**	**20,575.06**	**$33,267.34**
522 Meals & Entertainment	131.33	861.03	$992.36
523 Office/Administrative Expenses	3,627.32	97.00	$3,724.32
524 Business Software		8,255.33	$8,255.33
Total 523 Office/Administrative Expenses	**3,627.32**	**8,352.33**	**$11,979.65**
527 Other Business Expenses	1,819.00		$1,819.00
528 Payroll Expenses			$0.00
529 Taxes	4,113.20	5,372.30	$9,485.50
530 Wages	46,800.00	60,200.00	$107,000.00
Total 528 Payroll Expenses	**50,913.20**	**65,572.30**	**$116,485.50**
531 Purchases	679.98	19.86	$699.84
533 Rent & Lease	12,037.20	15,521.40	$27,558.60
540 Taxes & Licenses	6,302.92	5,392.00	$11,694.92
543 Sales & Use Tax		2,756.19	$2,756.19
CRV Tax		1,251.79	$1,251.79
Total 540 Taxes & Licenses	**6,302.92**	**9,399.98**	**$15,702.90**
544 Transportatio & Travel	422.65	2,494.93	$2,917.58
545 Utilities			$0.00
547 Electric & Gas		118.90	$118.90
Total 545 Utilities		**118.90**	**$118.90**
598 Uncategorized Expense	1,067.40		$1,067.40
Brewery Supplies		298.13	$298.13
Clothing & Uniforms		119.47	$119.47
Farmers Market Fees		1,300.00	$1,300.00
Professional Development		3,099.95	$3,099.95
Supplies & Materials (deleted)	1,494.84		$1,494.84
Total Expenses	**$146,319.03**	**$187,213.88**	**$333,532.91**
NET OPERATING INCOME	$ -68,673.69	$ -81,320.65	$ -149,994.34

Otherwise Brewing LLC

Profit and Loss
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Other Income			
496 Cash Back Rewards		1,548.95	$1,548.95
CalRecycle Admin fee		17.99	$17.99
Total Other Income	**$0.00**	**$1,566.94**	**$1,566.94**
Other Expenses			
599 Reconciliation Discrepancies		-1.20	$ -1.20
Total Other Expenses	**$0.00**	**$ -1.20**	**$ -1.20**
NET OTHER INCOME	**$0.00**	**$1,568.14**	**$1,568.14**
NET INCOME	**$ -68,673.69**	**$ -79,752.51**	**$ -148,426.20**

Otherwise Brewing LLC

Statement of Cash Flows
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
OPERATING ACTIVITIES			
Net Income	-68,673.69	-79,752.51	$ -148,426.20
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	0.00	-18,412.44	$ -18,412.44
101 Inventory:Inventory Beer - Kegged		-11,641.93	$ -11,641.93
102 Inventory:Inventory Beer - Packaged		-41,982.37	$ -41,982.37
104 Inventory:Inventory Ingredients		-4,464.55	$ -4,464.55
107 Inventory:Inventory Packaging		-2,235.27	$ -2,235.27
190 Uncategorized Asset	0.00	0.00	$0.00
Accounts Payable (A/P)	4,403.29	-4,566.61	$ -163.32
Chase Business Visa	13,437.57	-10,775.61	$2,661.96
200 Direct Deposit Payable	0.00	0.00	$0.00
203 Out Of Scope Agency Payable		0.00	$0.00
205 Payroll Liabilities:CA PIT / SDI	0.86	156.41	$157.27
206 Payroll Liabilities:CA SUI / ETT	105.00	-105.00	$0.00
207 Payroll Liabilities:Federal Taxes (941/944)	31.23	592.23	$623.46
208 Payroll Liabilities:Federal Unemployment (940)	36.00	6.00	$42.00
210 Sales & Use Tax Liabilities	0.00	6.29	$6.29
212 CRV Liabilities		290.40	$290.40
Refundable Keg Deposit		0.00	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	18,013.95	-93,132.45	$ -75,118.50
Net cash provided by operating activities	$ -50,659.74	$ -172,884.96	$ -223,544.70
INVESTING ACTIVITIES			
Beer Kegs		-5,320.00	$ -5,320.00
Net cash provided by investing activities	$0.00	$ -5,320.00	$ -5,320.00
FINANCING ACTIVITIES			
297 Personal Loan	-25,000.00	-3,768.79	$ -28,768.79
298 Investment Notes	50,000.00	221,556.00	$271,556.00
299 Auto Loan	-340.21	90.62	$ -249.59
Promissory Note		20,000.00	$20,000.00
Net cash provided by financing activities	$24,659.79	$237,877.83	$262,537.62
NET CASH INCREASE FOR PERIOD	$ -25,999.95	$59,672.87	$33,672.92